
SEC MAIL PROCESSING
RECEIVED
MAR - 2007
WASH, D.C. 199 SECTION

SECU  IISSION

0700455R

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Rd. Suite 104
(No. and Street)

Glen Allen (City) VA (State) 23060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hansen, Smith, Cone & Robertello, P.C.
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Ave., Suite 203, Richmond, VA 23235
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16
AB 3/17

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal
Title

Notary Public
My Commission Expires July 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION PARTNERS, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2006
with
INDEPENDENT AUDITOR'S REPORT

Table of Contents

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

INDEPENDENT AUDITOR'S REPORT

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. as of December 31, 2006, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Partners, L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Hansen, Smith, Cone & Robertello, PC

February 23, 2007

Exhibit A

DOMINION PARTNERS, L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

ASSETS

Current assets:	
Cash	$246,000
Accrued interest receivable	493
Accounts receivable	30,000
Employee receivables	3,789
Prepaid expenses	2,879
Total current assets	283,161
Furniture and equipment:	
Furniture	7,859
Computer equipment	19,107
	26,966
Less accumulated depreciation	23,605
	3,361
Other asset:	
Deposit	1,371
	$287,893

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Bank overdraft	$ 47,455
Accounts payable	540
Pension plan payable	6,284
Total current liabilities	54,279
Members' equity:	
Class A	64,623
Class B	168,991
Total members' equity	233,614
	$287,893

See accompanying notes to financial statements.

Exhibit B

DOMINION PARTNERS, L.C.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

Investment banking fees	$536,779
Operating expenses:	
Employee compensation	341,188
Guaranteed payments to members	47,519
Regulatory fees	1,139
Depreciation and amortization	1,679
Management fee	8,915
Rent	17,756
Professional services	6,495
Other operating costs	27,934
Total operating expenses	452,625
Operating income	84,154
Other income:	
Interest income	3,758
Total other income	3,758
Net income	$ 87,912

See accompanying notes to financial statements.

Exhibit C

DOMINION PARTNERS, L.C.

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

	Class A	Class B	Total
Balance, January 1, 2006	$ 52,645	$103,057	$155,702
Net income	21,978	65,934	87,912
Distributions to members	(10,000)	-	(10,000)
Balance, December 31, 2006	$ 64,623	$168,991	$233,614

See accompanying notes to financial statements.

Exhibit D

DOMINION PARTNERS, L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows provided by (used in) operating activities:	
Net income	$ 87,912
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:	
Depreciation and amortization	1,679
Changes in current assets and liabilities:	
Increase in accrued interest receivable	(493)
Increase in accounts receivable	(30,000)
Increase in employee receivables	(3,006)
Increase in prepaid expenses	(143)
Increase in bank overdraft	47,455
Increase in accounts payable	180
Increase in pension plan payable	4,823
Net cash provided by operating activities	108,407
Cash flows used in investing activities:	
Purchase of computer equipment	(1,329)
Cash flows used in financing activities:	
Distributions to members	(10,000)
Net increase in cash	97,078
Cash beginning of year	148,922
Cash end of year	$246,000

See accompanying notes to financial statements.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Nature of operations and summary of significant accounting policies

The accounting and reporting policies of the Dominion Partners, L.C. conform to U.S. generally accepted accounting principles.

(a) The Company is a limited liability company formed under the laws of the Commonwealth of Virginia on July 16, 1996. The term of the Company shall continue in full force and effect until December 31, 2045. The Company is a broker/dealer and is a member of the National Association of Securities Dealers (NASD).

(b) There were no securities transaction during the year.

(c) Investment banking fees are earned from providing merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium size businesses in the eastern United States.

(d) The Company is treated as a partnership for income tax purposes. The Company is not subject to income taxes. The profits and losses are passed through to the members on their individual income tax returns. Therefore, no provisions have been made to reflect tax benefit for losses in the accompanying statement of operations.

(e) The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company periodically has funds in excess of $100,000 in this financial institution.

(f) Purchases of furniture and equipment are recorded at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System method over estimated useful lives of 5 to 7 years.

(g) The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Nature of operations and summary of significant accounting policies, (Continued)

that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $186,801 which was $181,801 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.291 to 1.

3. Retirement plans

The Company has an employee savings/retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The Company matched contributions up to 3% of base salary. Total Company contributions were $10,344 in 2006.

4. Related party transaction

The Company incurs management fees from a partnership whose partners are also members of the Company. Management fees for 2006 were $8,915.

5. Significant customer

Three customers accounted for 38%, 15% and 13%, respectively, of investment banking fees in 2006.

6. Members' equity

The Company has two classes of members. Each Member is entitled to vote on a Pro Rata basis with his class. Class A has 45% of the aggregate vote; Class B has 55% of the aggregate vote.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

6. Members' equity, (Continued)

No member can voluntarily resign or withdraw from the Company without the written consent of a majority vote of the Board.

Profits and losses are allocated to each class based on various criteria as defined in the operating agreement.

7. Operating lease

Effective June 1, 2003, the Company entered into a lease agreement for office facilities. The following is a schedule of future minimum rental payments required under an operating lease having initial or remaining noncancellable base terms in excess of one year as of December 31, 2006:

2007	$18,287
2008	18,836
2009	7,945

The Company's total rental expense for 2006 under this operating lease was $17,756. The lease expires May 31, 2009.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying financial statements of Dominion Partners, L.C. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have performed the procedures as specified in Securities and Exchange Commission Rule 17a-5(d)(4) and have determined that there is no difference between the amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2006, as reported in the 2006 fourth quarter FOCUS Report, and amounts contained in the December 31, 2006 audited financial statements.

There is no difference between the excess net capital at 1000% amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2006, as reported in the 2006 fourth quarter FOCUS Report and the amounts contained in the December 31, 2006 audited financial statement.

In addition, under the provisions of Section 240.15c3-3, which relates to the Computation for Determination of Reserve Requirements, Dominion Partners, L.C., is not currently required to maintain any amounts in reserve. The Company is exempt under Rule Section 15c3-3(k)(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

February 23, 2007

Schedule 1

DOMINION PARTNERS, L.C.

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:	
Total members' equity	$233,614
Total members' equity qualified for net capital	233,614
Total capital and allowable subordinated liabilities	233,614
Less nonallowable assets	41,893
Net capital before haircuts on securities positions	191,721
Haircuts on securities	4,920
Net capital	$186,801
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ 3,618
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$181,801
Excess net capital at 1000%	$181,373
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 54,279
Percentage of indebtedness to net capital	$ 29%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	$ 0%

See independent auditors' report on supplementary information.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Dominion Partners, L.C. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required

to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

HANSEN, SMITH, CONE & ROBERTELLO, PC

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hansen, Smith, Cone & Robertello, PC

February 23, 2007

END